UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 000-21767

Viasat, Inc. 401(k) Profit Sharing Plan

(Full title of plan and the address of the plan,

if different from that of the issuer named below)

VIASAT, INC.

(Name of issuer of the securities held pursuant to the plan)

6155 El Camino Real

Carlsbad, California 92009

(760) 476-2200

(Address of principal executive offices and telephone number)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable.

Item 3.	Not applicable.

Item 4.

The Viasat, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the audited financial statements and related schedule of the Plan for the fiscal year ended March 31, 2020, which have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits.

The Exhibit Index on page 13 is incorporated herein by reference as the list of exhibits required as part of this report.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF MARCH 31, 2020 AND 2019, AND FOR THE FISCAL YEAR ENDED MARCH 31, 2020

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted because of the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the Viasat, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Viasat, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of March 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the fiscal year ended March 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2020 and 2019, and the changes in net assets available for benefits for the fiscal year ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of March 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KBF CPAs LLP

We have served as the Plan’s auditor since 2005.

Irvine, California

September 23, 2020

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF MARCH 31, 2020 AND 2019

	2020	2019
ASSETS:
Investments, at fair value:
Mutual funds	$375,187,318	$384,629,456
Common/collective trusts	187,940,029	236,553,121
Viasat, Inc. common stock	36,366,819	71,160,955
Self-directed brokerage accounts	9,491,902	7,783,279

Total investments at fair value	608,986,068	700,126,811

Fully benefit-responsive investment contract, at contract value	54,252,633	—

Total investments	663,238,701	700,126,811

Receivables:
Employer contributions	25,406,204	22,828,976
Employee contributions	2,686,535	2,388,235
Notes receivable from participants	8,912,055	7,414,745

Total receivables	37,004,794	32,631,956

NET ASSETS AVAILABLE FOR BENEFITS	$700,243,495	$732,758,767

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

ADDITIONS:
Additions to net assets attributed to:
Investment loss:
Dividend and interest income	$13,361,344
Net depreciation in fair value of all investments	(108,141,185)

Total investment loss	(94,779,841)
Interest on notes receivable from participants	439,581
Contributions:
Employer	25,406,204
Employee	61,921,890
Rollover	10,169,886

Total contributions	97,497,980

Total additions	3,157,720

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	35,085,720
Administrative expenses	587,272

Total deductions	35,672,992

NET DECREASE	(32,515,272)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	732,758,767

End of the year	$700,243,495

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

1.	Description of Plan

The following description of the Viasat, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution savings and profit sharing plan sponsored by Viasat, Inc. (“Viasat,” the “Company” or the “Employer”) to encourage and assist eligible employees of the Company and its designated subsidiaries to adopt a regular program of savings to provide additional financial security for retirement. The Plan was effective on January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Great-West Trust Company, LLC (“Great-West”), rebranded as Empower Retirement, serves as the non-discretionary trustee of the trust established as part of the Plan pursuant to a trust agreement (the “Trust Agreement”) and is authorized to hold the assets of the trust under the terms of the Trust Agreement.

Effective April 1, 2019, the Plan was amended to reflect the Internal Revenue Service (“IRS”) hardship regulations and for other minor administrative items.

Administration

The Plan is administered by the Company. The Company has the full power to administer the Plan.

Eligibility

To be eligible to participate in the Plan, an employee must be age 18 or older. Employees represented by a collective bargaining agreement or who are nonresident aliens are ineligible.

Contributions

Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis subject to the provisions of the Internal Revenue Code (the “Code”). New employees will be automatically enrolled in the Plan at a pre-tax deferral rate of 5% unless an employee opts out. Employees automatically enrolled in the Plan will receive an automatic 1% increase in their deferral rate on each anniversary of their automatic enrollment date up to a maximum of 10% unless they opt out. In addition, participants who will be at least age 50 by the end of the tax year may make an additional “catch-up” contribution as prescribed by the Code. Participants can change their elective deferral percentage or opt out at any time.

The Company may, at its discretion, make matching contributions to the Plan in the form of cash or the Company’s common stock. During the fiscal year ended March 31, 2020, the Company elected to make matching contributions of 50% of each employee’s pre-tax and after-tax Roth contributions, with a matching limit not to exceed 5% of the employee’s eligible compensation. Matching contributions are accrued in the period in which the Plan administrator is reasonably certain of their occurrence.

Matching contributions made by the Company in cash are invested in the participants’ accounts according to their specified allocation of investment fund options as of the date of the contribution. However, if the match is made with the Company’s common stock, participants have the option to transfer all or part of those amounts into any other investments available under the Plan. The employer matching contributions receivable of $25,406,204 as of March 31, 2020 was paid in June of 2020 with the Company’s common stock. The employer matching contributions receivable of $22,828,976 as of March 31, 2019 was paid in June of 2019 with the Company’s common stock.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

Additionally, the Plan allows for discretionary profit sharing contributions and qualified non-elective contributions (“QNEC”) by the Company. For the fiscal year ended March 31, 2020, there were no discretionary profit sharing contributions or QNEC contributions made.

Rollover contributions meeting certain guidelines detailed in the Plan document may be made to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Participants direct the investment of their Plan accounts among a variety of investment options. Participants may change their elections, including investments in the Company common stock, on a daily basis. Plan earnings (losses) from investments are allocated to the participant account balances on a daily basis using a weighted-average of participant account balances.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Participants are vested in Company matching and profit sharing contributions as follows:

Years of Vesting Service	Vested Percentage
Less than 1 year	0%
1 but less than 2 years	34%
2 but less than 3 years	67%
3 or more years	100%

Additionally, participants become 100% vested in Company contributions upon death, disability, or upon reaching the early or normal retirement ages as defined in the Plan document.

Forfeitures

Amounts forfeited by terminated employees are first used to pay expenses of the Plan and then to reduce Company matching contributions. As of March 31, 2020 and 2019, forfeitures of $724,086 and $435,334, respectively, were available to reduce future employer contributions. During fiscal year 2020, no forfeitures were utilized to reduce the employer contributions receivable.

Payment of Benefits

Prior to termination of employment, a participant may make the following in-service withdrawals: (a) all or any portion of their rollover balance at any time, (b) all or a portion of their vested Plan accounts upon attaining age 59 1⁄2, (c) qualified reservist withdrawals from deferrals, (d) deemed severance of employment withdrawals if on active military duty and (e) hardship withdrawals. Upon retirement or other termination of employment, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution or installment payments. Involuntary cash-out distributions of amounts greater than $1,000 but not more than $5,000, are distributed in the form of a direct rollover to an individual retirement plan designated by the Plan administrator. If the distribution is less than $1,000, a check for the vested balance is sent to the employee, less applicable tax withholding.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant’s principal residence or to prevent eviction or foreclosure from the participant’s principal residence.

Notes Receivable from Participants

Participants are eligible to borrow the lesser of $50,000 or 50% of their vested account balance subject to certain limitations outlined in the Plan. The notes are secured by the vested balance in the participant’s account and bear interest at the prime rate at inception of the note plus 1% per annum. Principal and interest is paid ratably through payroll deductions. At March 31, 2020, notes receivable from participants mature through fiscal year 2050 and bear interest at rates between 4.25% and 9.25% per annum.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

If an active participant discontinues making note payments and fails to make payments when they are due under the terms of the note, the note will be considered in default. Under certain circumstances, as indicated in the Plan document, a note that is in default may be deemed a distribution from the Plan and will be included in the statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants become 100% vested in their accounts.

Investment Options

Participants may direct employer and participant contributions and existing account balances into any of several investment options, including mutual funds, common/collective trusts, the Viasat, Inc. Common Stock Fund, self-directed brokerage accounts and a fully benefit-responsive investment contract. Additionally, a participant may transfer amounts from other investment options into the Viasat, Inc. Common Stock Fund, provided that no transfer will cause more than 20% of a participant’s account to be invested in the Viasat, Inc. Common Stock Fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Accounting Standards Codification

The Plan follows accounting standards set by the Financial Accounting Standards Board (the “FASB”), which establishes generally accepted accounting principles in the United States (“GAAP”) that are followed in reporting the statements of net assets available for benefits and statement of changes in net assets available for benefits. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. References to GAAP issued by the FASB in these notes are to the FASB Accounting Standards Codification, referred to as the “Codification” or “ASC”.

Investment Valuation and Income Recognition

The Plan follows the fair value measurement and disclosure requirements of ASC 820, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability. The Plan’s investments are recorded at fair value, except for the fully benefit-responsive investment contract which is reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 – Fair Value Measurements below for further information on the valuation of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments consists of the net change in unrealized gains or losses during the year and the Plan’s gains and losses on investments sold during the year.

Administrative Expenses

The Company pays certain administrative expenses of the Plan. Direct expenses totaling $587,272 were paid by the Plan and allocated to the participants for the fiscal year ended March 31, 2020. Certain expenses are included in the transaction prices of investments bought and sold and are not separately quantified.

Payment of Benefits

Benefits are recorded when paid.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair values of certain investments. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan assets are invested in a variety of investments. Investment securities are exposed to various risks, including foreign currency exchange rate risk, interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in investment values may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The new standard will become effective for the Plan beginning in fiscal year 2021, with early adoption permitted and with a majority of the disclosure changes to be applied on a prospective basis. The Plan administrator does not expect this ASU when adopted in fiscal year 2021 to have a material impact on the Plan’s financial statements.

3.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value (these are often based on internal models and there is rarely a two-way market).

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments held in the Plan primarily consist of mutual funds, common/collective trusts, the Company’s common stock and self-directed brokerage accounts. These assets are recorded at fair value on a recurring basis. Certain investments are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) as a practical expedient. These investments include common/collective trusts which are typically valued using the NAV provided by the issuer of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used as of March 31, 2020 and 2019.

Mutual funds: Valued at the closing NAV reported on the last business day of the fiscal year which is also the quoted market prices available on an active market.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

Common/collective trusts: Valued by the issuer of the common/collective trust funds based on the NAV of its underlying investments. The underlying investments are valued by the issuer using quoted market prices on active markets and provide for daily redemptions with one or two days’ notice.

As of March 31, 2020, the Plan had no outstanding amounts under the JP Morgan Stable Asset Income Fund (“Stable Asset Income Fund”). As of March 31, 2019, the common/collective trusts held by the Plan included the Stable Asset Income Fund. The Stable Asset Income Fund contains wrapper contracts comprised of both underlying investments and contractual components.

The Stable Asset Income Fund invests in fully benefit-responsive investment holding wrapper contracts in order to manage the market risk and return of certain securities. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the investment contract and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.

Participant–initiated transactions in the Stable Asset Income Fund are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan sponsor. Certain events limit the ability of the Plan to transact at NAV with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options, (3) bankruptcy of the Plan or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

As of March 31, 2020 and 2019, the Plan’s investments in common/collective trusts have no unfunded commitments.

Company common stock: Investments in securities (common stock) traded on a national securities exchange are valued at the last reported sales price on the last business day of the fiscal year.

Self-directed brokerage accounts: The self-directed brokerage accounts are valued based on the fair value of the underlying investments. The underlying investments are carried at fair value based on quoted marked prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan administrator believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For fiscal years ended March 31, 2020 and March 31, 2019, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3. The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of March 31, 2020:

	Level 1	Level 2	Level 3	Total
Mutual funds	$375,187,318	$—	$—	$375,187,318
Viasat, Inc. common stock	36,366,819	—	—	36,366,819
Self-directed brokerage accounts	—	9,491,902	—	9,491,902

Total investments in the fair value hierarchy	$411,554,137	$9,491,902	$—	$421,046,039

Common/collective trusts measured at NAV				187,940,029

Total investments at fair value				$608,986,068

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of March 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$384,629,456	$—	$—	$384,629,456
Viasat, Inc. common stock	71,160,955	—	—	71,160,955
Self-directed brokerage accounts	—	7,783,279	—	7,783,279

Total investments in the fair value hierarchy	$455,790,411	$7,783,279	$—	$463,573,690

Common/collective trusts measured at NAV				236,553,121

Total investments at fair value				$700,126,811

4.	Fully Benefit-Responsive Investment Contract

During fiscal year 2020, the Plan entered into a group annuity contract with Great-West Life and Annuity Insurance Company (“GWL&A”), the Great-West Investments Fixed Account. The contract is a traditional investment contract. Under the contract, the participant principal and interest are fully guaranteed by the general account assets of GWL&A. The investment strategy employed seeks to achieve consistent returns to support a competitive credited rate. Bonds invested in the general account segment have an average maturity between three and seven years; are investment-grade in quality; and are diversified across a range of fixed-income asset classes such as asset-backed securities, mortgage-backed securities, commercial mortgage-backed securities, commercial mortgages, private equity, etc.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for the fully benefit-responsive investment contracts because this is the amount received by the participant if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan.

The crediting rate is based on a formula established by the contract issuer but may not be less than zero percent. Each quarter an interest rate is established for new deposits received in that quarter and that interest rate is guaranteed for the remainder of the current calendar year. A renewal interest rate is then established each subsequent calendar year and is guaranteed for one calendar year. The contract does not have a maturity date.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract is dependent upon the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include, but are not limited to the Plan’s failure to qualify under Section 401(a) of the Code or the failure of the trust to be tax-exempt under section 501(a) of the Code; premature termination of the contract; Plan terminations or merger; changes to the Plan’s prohibition or competing investment options; and bankruptcy of the Plan Sponsor or other events of the Sponsor, such as divestitures, that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer as that would limit the ability of the Plan to transact at contract value with the participants.

5.	Party-In-Interest Transactions

A party-in-interest is defined as a fiduciary or employee of the Plan, any person who provides service to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or a relative of such persons mentioned.

Certain Plan investment options are investments offered by GWFS Equities, an affiliate of Great-West, the trustee of the Plan. Additionally, certain investment fees are paid by the trustee and are reflected in the investment loss for the year. The Plan also issues loans to participants that are secured by the vested balance in the participants’ accounts. As such, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2020

In addition, the Plan sponsor, Viasat, Inc., is a party-in-interest.

6.	Tax Status

Effective October 1, 2016, the Plan was restated using a nonstandardized prototype plan document designed by Great-West, which received an IRS opinion letter dated March 31, 2014 stating that the prototype plan document complied with the applicable law. The Plan, which continues to use that prototype document, has been subsequently amended and restated since 2016; however, management believes it is designed and continues to be operated in compliance with the applicable requirements of the Code and thus is exempt from federal income taxes under the provisions of Section 401(a) of the Code.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Subsequent Events

In March 2020, the global outbreak of the novel coronavirus disease (“COVID-19”) was declared a pandemic by the World Health Organization and a national emergency by the U.S. Government. The COVID-19 pandemic and attempts to contain it, have caused significant disruptions and adverse effects on U.S. and global economies, including impacts to supply chains, customer demand and financial markets. The impact on the Plan’s investments and the amounts reported in the Statement of Net Assets Available for Benefits as of March 31, 2020 is uncertain and cannot be determined at this time.

On March 27, 2020, in response to the COVID-19 pandemic, the U.S. Congress enacted the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which among other things, provides temporary relief for retirement plan sponsors and their participants with respect to distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan Administrator has adopted certain of the relief provisions included in the CARES Act. The related financial impact cannot be reasonably estimated at this time.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

(Plan Number 001, Sponsor EIN Number 33-0174996)

Schedule H, Part IV, line 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF MARCH 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Mutual Funds:
	American Funds	Europac Growth R6	**	$18,211,350
	Delaware	Emerging Markets Institutional	**	11,095,623
	Baird	Core Plus Bond Institutional	**	41,225,097
	JP Morgan	Equity Income R5	**	14,797,746
	JP Morgan	Mid Cap Growth R5	**	14,514,609
	JP Morgan	Mid Cap Value Institutional	**	12,764,324
	JP Morgan	Small Cap Equity R5	**	25,286,431
	T. Rowe Price	Large Cap Core Growth	**	43,753,290
	Vanguard	Institutional Target Retirement 2015	**	2,849,572
	Vanguard	Institutional Target Retirement 2020	**	16,357,898
	Vanguard	Institutional Target Retirement 2025	**	17,921,314
	Vanguard	Institutional Target Retirement 2030	**	32,878,719
	Vanguard	Institutional Target Retirement 2035	**	11,896,298
	Vanguard	Institutional Target Retirement 2040	**	26,032,534
	Vanguard	Institutional Target Retirement 2045	**	9,754,796
	Vanguard	Institutional Target Retirement 2050	**	21,040,143
	Vanguard	Institutional Target Retirement 2055	**	9,070,607
	Vanguard	Institutional Target Retirement 2060	**	1,322,150
	Vanguard	Institutional Target Retirement 2065	**	814,141
	Vanguard	Target Retirement Institutional	**	4,013,113
	Vanguard	Total International Stock Index	**	39,587,563

				375,187,318
	Common/Collective Trusts:
	Blackrock	Equity Index Fund M	**	103,708,351
	Blackrock	Extended Equity Market T	**	35,671,107
	Blackrock	US Debt Index M	**	48,560,571

				187,940,029
	Common Stock:
*	Viasat, Inc.	Employer Common Stock	**	36,366,819
	Insurance Contract:
*	Great-West Life & Annuity Insurance Company	Fixed Account – Series Class VI	**	54,252,633
	Self-Directed Brokerage Accounts:
*	GWFS Equities, Inc.	Empower Brokerage	**	9,491,902
*	Plan participants	Participant loans with interest rates ranging from 4.25% - 9.25% maturing through fiscal year 2050	**	8,912,055

	Total			$672,150,756

*	Party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and participant loans, and therefore is not included.

The accompanying notes are an integral part of this supplemental schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

	By:	Viasat, Inc., the Plan Administrator

Date: September 23, 2020	By:	/s/ Shawn Duffy
Shawn Duffy
Senior Vice President and Chief Financial Officer and the Plan Administrator’s Designee

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of independent registered public accounting firm